                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person


Morrison                             Michael                          C.
(Last)                               (First)                       (Middle)


Middlemarch, 4 Lissoms Road, Chipstead, Surrey
                                     (Street)


London                               ENGLAND                      CR5 3LE
(City)                               (State)                       (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Maxcor Financial Group Inc. (formerly Financial Services Acquisition Corporation) (Common Stock: "MAXF")


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year

     11/97

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

/ / Director                            / / 10% Owner
/X/ Officer (give title below)          / / Other (specify below)

Chief Operating Officer of Issuer Subsidiary
--------------------------------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

/X/  Form filed by One Reporting Person
/ /  Form filed by More than One Reporting Person

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
a.  Common Stock, par value    11/17/97    A               3,584        A    (1)         16,389       D
    $.001

b.

c.

d.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
a.  Series B Redeemable                   $5.00        11/17/97    D                            21,505        Immediate   11/30/01
Common Stock Purchase Warrants

b.

c.

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
a. Series B Redeemable       Common Stock, par value      21,505       (1)            0              D
Common Stock Purchase        $.001
Warrants

b.

c.

Explanation of Responses:

(1) On October 16, 1997, the Issuer commenced an exchange offer (the "Offer") pursuant to which it offered to exchange 0.1667 of a share of its Common Stock for each and every of its outstanding Redeemable Common Stock Purchase Warrants (regardless of whether Series A or Series B), with cash paid in lieu of issuing fractional shares. The Issuer consummated the Offer on November 17, 1997. Pursuant to the Offer, the Reporting Person tendered all 21,505 Warrants held by him and received in exchange therefor 3,584 shares of Common Stock.




/s/ Michael C. Morrison                       December 10, 1997
------------------------------------          ----------------------------
**Signature of Reporting Person                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.